Exhibit 99.2

Financial Report for the Three Months and Nine Months Ended September 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three and nine month periods ended September 30, 2014 and 2013. Unless otherwise specified herein, references to “GasLog”, the “Company”, the “Group”, “we”, “our” or “us” shall include GasLog Ltd. and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our Annual Report filed with the SEC on March 27, 2014. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

The disclosure and analysis set forth in this report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

We caution that these and other forward-looking statements included in this report represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Many of the forward-looking statements included in this report are based on our assumptions about factors that are beyond our ability to control or predict. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. As a result, the forward-looking events discussed in this report might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Overview

We are an international owner, operator and manager of LNG carriers. Our wholly owned fleet consists of 20 LNG carriers, including 10 ships in operation, eight LNG carriers on order at Samsung Heavy Industries Co. Ltd. (“Samsung”) and 2 LNG carriers on order at Hyundai Heavy Industries Co., Ltd. (“Hyundai”). GasLog is also the general and controlling partner in GasLog Partners LP (“GasLog Partners” or the “Partnership”), a publicly traded master limited partnership, which owns five LNG carriers. We currently manage and operate 21 LNG carriers including our 10 wholly owned ships in operation, the five ships contributed or sold to the Partnership, five ships owned by a subsidiary of BG Group plc (“BG Group”) and one additional LNG carrier in which we have a 25% interest. We are also supervising the construction of our newbuildings. We have secured multi-year and seasonal time charter contracts for nine of the operating ships, the five ships owned by the Partnership and four of our 10 newbuildings on order, while one of our ships is operating in the spot / short-term market. From September 30, 2014 these contracts are expected to provide total contracted revenue of $2.73 billion during their initial terms, which expire between 2015 and 2026.

In addition to our committed order book, we also secured additional fixed priced options from Samsung on two further 174,000 cbm newbuildings with delivery dates in 2017 and early 2018. If we exercise these options, Samsung has agreed to grant us two additional options. GasLog has also secured fixed priced options from Hyundai on four further 174,000 cbm newbuildings with delivery dates in late 2017 and during 2018. We also have a 25% interest in an additional ship, the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG Shipping Ltd. (“Egypt LNG”) and technically managed by us. It is currently operating under a 20-year time charter to a subsidiary of BG Group. The information about our owned fleet presented in this report does not include our ownership interest in the Methane Nile Eagle.

We generate revenues by chartering our ships to customers on multi-year charters, seasonal time charters and spot / short-term charters and by providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental (“HSSE”) management and reporting through our wholly owned subsidiary GasLog LNG Services Ltd. (“GasLog LNG Services”). Beginning on January 1, 2014, due to the growth in our owned fleet and the decrease in revenues and profit earned by GasLog LNG Services as a percentage of consolidated revenue and profit (representing approximately 8% and 7% of consolidated revenues and profit, respectively, for the nine month period ended September 30, 2014), the Group’s chief operating decision maker (the “CODM”) being the Chief Executive Officer, reviews the Group’s operating results on a consolidated basis. As of December 31, 2013, the Group had two operating segments as the CODM was making decisions about allocating resources and assessing performance on the base of the vessel ownership and the vessel management segments.

Recent Developments

Dividend Declaration

On November 19, 2014, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on December 5, 2014 to shareholders of record as of December 1, 2014. The declaration and payment of dividends is at all times subject to the discretion of the board and will depend on, among other things, our earnings, financial condition, cash requirements and availability, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as the board may deem relevant.

Master Limited Partnership (“MLP”) Units Initial Public Offering and Follow-on Public Offering

On May 12, 2014, GasLog Partners, a subsidiary of GasLog, completed its initial public offering (“IPO”) with the sale and issuance of 9,660,000 common units (including 1,260,000 units in relation to the over-allotment option exercised in full by the underwriters), resulting in gross proceeds of $202.86 million and representing a 48.2% ownership interest. Concurrently with the IPO, a wholly owned subsidiary of the Partnership acquired a 100% ownership interest in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. from GasLog, in exchange for (i) 162,358 common units and 9,822,358 subordinated units issued to GasLog representing a 49.8% ownership interest and all of the incentive distribution rights that entitle GasLog to increasing percentages of the cash that the Partnership distributes in excess of $0.43125 per unit per quarter, (ii) 400,913 general partner units issued to GasLog Partners GP LLC (the “general partner”), a wholly owned subsidiary of GasLog, representing a 2.0% general partner interest and (iii) $65.70 million of cash consideration paid directly to GasLog from the IPO proceeds.

In addition to the cash consideration of $65.70 million paid to GasLog, GasLog Partners used the net IPO proceeds of $186.03 million to (a) prepay $82.63 million of debt plus accrued interest of $0.42 million and (b) make a payment of $2.28 million (including $0.27 million accrued interest) to settle the mark-to-market loss on termination of one interest rate swap and reduction of a second interest rate swap in connection with the aforementioned debt prepayment. The balance of $35.00 million was retained by the Partnership for general corporate purposes.

On September 29, 2014, GasLog Partners completed a follow-on public offering of 4,500,000 common units at a public offering price of $31.00 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses were $133.10 million. In connection with the offering, the Partnership’s general partner, a wholly owned subsidiary of GasLog, paid $2.85 million to GasLog Partners in exchange for 91,837 general partner units to maintain its 2.0% general partner interest in the Partnership. The total proceeds to GasLog Partners of $135.95 million were used to partially finance the acquisition from GasLog of the 100% ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that each own the 145,000 cbm LNG carriers the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328.00 million and to prepay $25.00 million of debt secured by those carriers in October 2014.

As of September 30, 2014, GasLog holds a 42.5% interest in the Partnership and, as a result of its ownership of the general partner, and the fact that general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

GasLog Equity Offerings

On January 22, 2014, GasLog completed a follow-on public offering of 10,925,000 common shares, including 1,425,000 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares. The public offering price was $15.75 per share. The Company also sold 2,317,460 common shares at the public offering price in a private placement to certain of its directors and officers and one of its major shareholders. The net proceeds from the public offering and the concurrent private placement, after deducting underwriting discounts and offering expenses, were $199.02 million, which were used to partially finance the acquisition of the first three ships acquired from a subsidiary of BG Group.

On April 16, 2014, GasLog completed a second follow-on public offering of 4,887,500 common shares, including 637,500 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares. The public offering price was $23.75 per share. The net proceeds from the public offering after deducting underwriting discounts and other offering expenses, were approximately $109.94 million, which were used to partially finance the acquisition of the additional three ships acquired from a subsidiary of BG Group.

New Bank Financings and NOK Bond

In connection with the acquisition of the first three ships from a subsidiary of BG Group, GasLog entered into a syndicated debt financing agreement with Citibank N.A., London Branch (“Citibank”) acting as security agent and trustee for and on behalf of the other finance parties, for $325.50 million with a two-year maturity, which was drawn on April 9, 2014, to finance part of the acquisition cost of the Methane Rita Andrea, the Methane Jane Elizabeth and the Methane Lydon Volney.

In May 2014, in connection with the acquisition of the three additional LNG carriers from a subsidiary of BG Group, GasLog entered into a syndicated debt financing agreement with Citibank acting as security agent and trustee for and on behalf of the other finance parties, for $325.50 million with a two year maturity, which was drawn in June 2014 to partially finance the acquisition of the Methane Shirley Elisabeth, the Methane Heather Sally, and the Methane Alison Victoria.

In connection with the Partnership’s IPO, GasLog obtained certain waivers and consents from its lenders and amended two of its credit facilities. The credit facility entered into by GAS-three Ltd. and GAS-four Ltd. was amended to, among other things, permit GasLog to contribute GAS-three Ltd. and GAS-four Ltd. to the Partnership and add GasLog Partners Holdings LLC, as a guarantor. The credit facility entered into by GAS-five Ltd. and GasLog’s subsidiary GAS-six Ltd. was amended to among other things, (1) divide the facility into two separate facilities on substantially the same terms as the initial facility, with one of the facilities executed by GAS-five Ltd. for the portion allocated to the GasLog Sydney, (2) permit GasLog’s contribution of GAS-five Ltd. to the Partnership and (3) add GasLog Partners Holdings LLC as a guarantor and remove GasLog Carriers Ltd., a wholly owned subsidiary of GasLog, as guarantor in connection with the GAS-five Ltd. facility. Further to these amendments, the Partnership prepaid $82.63 million of the new GAS-five Ltd. facility with proceeds of the IPO.

In connection with the closing of the Partnership’s acquisition of the two entities that own the Methane Rita Andrea and the Methane Jane Elizabeth on September 29, 2014, GasLog entered into a supplemental deed to the facility agreement dated April 1, 2014 (“BG1 Facility”) with Citibank that, among other things, permitted the Partnership (or its subsidiary) to acquire GAS-sixteen Ltd. and GAS-seventeen Ltd. from GasLog and required, as a condition precedent to such acquisition, the Partnership and GasLog Partners Holdings LLC to guarantee the obligors obligations under the BG1 Facility (“MLP Guarantees”).

On May 2, 2014, GasLog closed a follow-on issue of the Norwegian bond of NOK 500 million (or $83.61 million based on the exchange rate on closing date). All interest and principal payments have been swapped into USD at an effective interest cost of 5.99% per annum. The proceeds from the offering will be used for general corporate purposes, including financing for GasLog’s newbuilding program. The total outstanding balance of the Norwegian bond after the follow-on issue amounts to NOK 1 billion. In addition, on July 7, 2014, our senior unsecured bond of NOK 1 billion which matures on June 27, 2018, was listed on the Oslo Bors under the ticker GLOG01.

On November 14, 2014, GasLog signed an amendment to its NOK bond agreement to revise the covenants to reflect GasLog’s growth and the anticipated growth of the MLP. Under the amended agreement (a) GasLog is permitted to make distributions (which include share buybacks) up to an aggregate maximum, for the years 2014, 2015, 2016, 2017 and 2018 of $0.70/share, $1.00/share, $1.10/share, $1.20/share and $1.30/share, respectively, provided that total indebtedness divided by total capitalization (giving pro forma effect for the distribution) does not exceed 67.5%, the ratio of EBITDA over debt service obligations on a trailing 12 months’ basis is no less than 115.0% and no event of default would result from such distribution, (b) the amount of debt or committed debt availability that GasLog provides to the MLP cannot exceed $75.00 million, and (c) GasLog has agreed to pay a one-time fee of 1.0% of the face value of the Bond.

On November 12, 2014, the Partnership entered into a credit agreement with various lenders for a credit facility for up to $450.00 million (the “New Credit Facility”) to refinance the existing debt facilities of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. The New Credit Facility will bear interest at LIBOR plus a margin and will be payable in 20 equal quarterly payments of $5.63 million each and a balloon payment of $337.50 million together with the final quarterly payment.

Fleet Update

In April and June, GasLog completed the acquisition of six 145,000 cbm steam-powered LNG carriers from a subsidiary of BG Group for an aggregate cost of $936.00 million (of which $930.00 million was paid at closing of these deliveries while the payment of the remaining $6.00 million will be made upon receipt of the relevant spares and before the end of the initial term of the charter party agreements) and chartered those vessels back to Methane Services Limited (“MSL”) a subsidiary of BG Group for average initial terms of six years. The time charters back to MSL for the vessels are staggered with terms of 5.5

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years, 6 years and 6.5 years, so that the vessels do not redeliver at the same time. MSL has unilateral options to extend the term of the time charters for four of the ships for a period of either three or five years. The vessels acquired are the 2006 built Methane Rita Andrea, Methane Jane Elizabeth and Methane Lydon Volney, and the 2007 built Methane Shirley Elisabeth, Methane Heather Sally and Methane Alison Victoria. GasLog supervised the construction of all six vessels for BG Group and has provided technical management for the ships since delivery.

In May 2014, GAS-twenty two Ltd. and GAS-twenty three Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the first and second half of 2017, respectively.

In June 2014, GAS-twenty four Ltd. and GAS-twenty five Ltd. entered into shipbuilding contracts with Hyundai for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the second half of 2017.

On June 30, 2014, GasLog took delivery of the Solaris, a 155,000 cbm LNG carrier constructed by Samsung that commenced her seven year charter party agreement with Royal Dutch Shell plc (“Shell”).

On September 29, 2014 GasLog Partners purchased 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., our wholly owned subsidiaries that own the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328.00 million, pursuant to the Share Purchase Agreement entered into on August 14, 2014. As consideration for this acquisition, GasLog Partners paid to GasLog $118.20 million representing the difference between the $328.00 million aggregate purchase price and the $217.00 million of outstanding indebtedness of the acquired entities plus an adjustment of $7.20 million in order to maintain the agreed working capital position in the acquired entities of $2.00 million at the time of acquisition.

The following table presents information about our wholly owned fleet and their associated time charters as of November 19, 2014:

LNG carrier	Date of Delivery(1)	Cargo Capacity (cbm)	Charterer	Charter Expiration	Expiration of optional period(4)
GasLog Savannah	May 31, 2010	155,000	BG Group(2)	September 2015	2018-2023
GasLog Singapore	July 28, 2010	155,000	BG Group(2)	September 2016	2019-2024
GasLog Skagen	July 25, 2013	155,000	BG Group(2)	April 2021(3)	2024-2029
GasLog Chelsea	October 4, 2013	153,600	Spot / Short-term Market	N/A	N/A
GasLog Seattle	December 9, 2013	155,000	Shell	December 2020	2025-2030
Solaris	June 30, 2014	155,000	Shell	June 2021	2026-2031
Methane Lydon Volney	April 10, 2014	145,000	BG Group(2)	2020	2023-2025(5)
Methane Shirley Elisabeth	June 11, 2014	145,000	BG Group(2)	2020	2023-2025(5)
Methane Alison Victoria	June 4, 2014	145,000	BG Group(2)	2019	2022-2024(5)
Methane Heather Sally	June 25, 2014	145,000	BG Group(2)	2020	2023-2025(5)
Hull No. 2043	Q4 2014	155,000	N/A	N/A	N/A
Hull No. 2044	Q1 2015	155,000	N/A	N/A	N/A
Hull No. 2072	Q1 2016	174,000	BG Group(2)	2026	2026-2031
Hull No. 2073	Q2 2016	174,000	BG Group(2)	2026	2026-2031
Hull No. 2102	Q3 2016	174,000	BG Group(2)	2023	2023-2031
Hull No. 2103	Q4 2016	174,000	BG Group(2)	2023	2023-2031
Hull No. 2130	Q2 2017	174,000	N/A	N/A	N/A
Hull No. 2131	Q3 2017	174,000	N/A	N/A	N/A
Hull No. 2800	Q3 2017	174,000	N/A	N/A	N/A
Hull No. 2801	Q4 2017	174,000	N/A	N/A	N/A

The Partnership’s fleet consists of the following vessels:

LNG carrier	Date of Delivery	Cargo Capacity (cbm)	Charterer	Charter Expiration	Expiration of optional period(4)
GasLog Shanghai	January 28, 2013	155,000	BG Group(2)	January 2018	2021–2026
GasLog Santiago	March 25, 2013	155,000	BG Group(2)	March 2018	2021–2026
GasLog Sydney	May 30, 2013	155,000	BG Group(2)	May 2019	2022–2027
Methane Rita Andrea	April 10, 2014	145,000	BG Group(2)	2020	2023-2025(5)
Methane Jane Elizabeth	April 10, 2014	145,000	BG Group(2)	2019	2022-2024(5)

(1)	For newbuildings, expected delivery quarters are presented.
(2)	Vessels are chartered to a subsidiary of BG Group.
(3)	Time charter provides for full employment for three years and a subsequent five year seasonal charter under which the ship is employed for seven months and available to accept other charters for five months.
(4)	The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(5)	BG Group has the option to extend the term of the time charters for four of the ships for a period of either three or five years at its election.
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Results of Operations

Three month period ended September 30, 2014 compared to the three month period ended September 30, 2013

	For the three months ended
Amounts are in thousands of U.S. Dollars	September 30, 2013	September 30, 2014
Revenues	43,177	99,411
Vessel operating and supervision costs	(8,285)	(20,909)
Depreciation of fixed assets	(8,393)	(21,400)
General and administrative expenses	(4,503)	(10,291)
Profit from operations	21,996	46,811

Financial costs	(9,004)	(17,731)
Financial income	102	61
(Loss)/gain on swaps	(4,284)	1,405
Share of profit of associate	351	456
Total other expenses, net	(12,835)	(15,809)
Profit for the period	9,161	31,002
Non-controlling interest	—	(5,503)
Profit attributable to owners of the Group	9,161	25,499

During the three month period ended September 30, 2014, we had an average of 14.0 ships operating in our owned fleet and an average of 20.0 ships operating under our technical management (including our 14.0 owned ships). During the three month period ended September 30, 2013, we had an average of 5.7 ships operating in our owned fleet and an average of 17.7 ships operating under our technical management (including our 5.7 owned ships).

Revenues:

Consolidated revenues increased by 130.22%, or $56.23 million, from $43.18 million during the three month period ended September 30, 2013 to $99.41 million during the three month period ended September 30, 2014. The increase is mainly attributable to an increase in revenues by $21.47 million due to the deliveries of the GasLog Skagen, the GasLog Chelsea, the GasLog Seattle and the Solaris on July 25, 2013, October 4, 2013, December 9, 2013 and June 30, 2014, respectively and a further increase in revenues of $36.29 million due to the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally, and the Methane Alison Victoria acquired from BG Group in April and June 2014. These deliveries resulted in an increase in operating days. There were 1,325 operating days during the three month period ended September 30, 2014 compared to 527 operating days during the same period ended September 30, 2013. The increase in consolidated revenues was partially offset by $0.35 million caused by the off-hire days due to damage to the propulsion system of the GasLog Singapore and damage to the propeller on the Methane Heather Sally. There was also a decrease of $1.19 million in revenues from technical management services mainly due to the decrease in the number of the managed vessels owned by third parties.

Vessel Operating and Supervision Costs:

Consolidated vessel operating and supervision costs increased by 152.23%, or $12.62 million, from $8.29 million during the three month period ended September 30, 2013 to $20.91 million during the three month period ended September 30, 2014. The increase is primarily attributable to the operating expenses of the GasLog Skagen, the GasLog Chelsea, the GasLog Seattle and the Solaris delivered on July 25, 2013, October 4, 2013, December 9, 2013 and June 30, 2014, respectively, and the six vessels acquired from BG Group in 2014.

Depreciation:

Consolidated depreciation increased by 155.07%, or $13.01 million, from $8.39 million during the three month period ended September 30, 2013 to $21.40 million during the three month period ended September 30, 2014. The increase in depreciation resulted from the deliveries of the GasLog Skagen, the GasLog Chelsea, the GasLog Seattle and the Solaris on July 25, 2013, October 4, 2013, December 9, 2013 and June 30, 2014, respectively and the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally, and the Methane Alison Victoria acquired from BG Group in April and June 2014.

General and Administrative Expenses:

Consolidated general and administrative expenses increased by 128.67%, or $5.79 million, from $4.50 million during the three month period ended September 30, 2013 to $10.29 million during the three month period ended September 30, 2014. The increase is mainly attributable to a $1.78 million increase in legal fees, external assistance for Sarbanes-Oxley Act (“SOX”) compliance as well as, an increase in personnel related expenses related to the growth of the Group of $1.50 million, an increase in foreign exchange losses of $0.70 million related to the significant fluctuations in foreign exchange rates against the U.S. dollar mainly for cash held in Euros, an increase in equity-settled compensation expense of $0.38 million, an increase in travel and accommodation expenses of $0.37 million related to the Group’s expansion in London and New York, an increase in directors and officers insurance of $0.33 million mostly relating to the additional cost derived from the Partnership’s requirements, an increase in board of director’s fees of $0.18 million and an increase in various other expenses by $0.55 million.

Financial Costs:

Consolidated financial costs increased by 97.00%, or $8.73 million, from $9.00 million during the three month period ended September 30, 2013 to $17.73 million during the three month period ended September 30, 2014. The increase is attributable to an increase of $7.82 million in interest expense on loans and cash flow hedges. During the three month period ended September 30, 2014, we had an average of $1,991.18 million of outstanding indebtedness including our bond agreement, having an aggregate weighted average interest rate of 3.07%, and during the three month period ended September 30, 2013, we had an average of $852.80 million of outstanding indebtedness with a weighted average interest rate of 3.59%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on bond and cross-currency swaps (“CCS”). The increase in financial costs was further affected by an increase in amortization of loan fees by $0.89 million attributable to the new financings.

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Gain/(loss) on Swaps:

Consolidated gain on swaps increased by $5.69 million, from $4.28 million loss during the three month period ended September 30, 2013 to $1.41 million gain during the three month period ended September 30, 2014. The increase in gain is attributable to an increase of $7.45 million in gain from mark-to-market valuation of our interest rate swaps which are carried at fair value through profit or loss, partially offset by an increase of $0.34 million in loss that was reclassified from equity to profit or loss statement related to the interest rate swaps for which hedge accounting was discontinued and an increase of $1.50 million in realized loss from interest rate swaps held for trading.

Profit for the Period:

Consolidated profit increased by 238.43%, or $21.84 million, from $9.16 million profit for the three month period ended September 30, 2013 to $31.00 million for the three month period ended September 30, 2014, as a result of the aforementioned factors.

Nine month period ended September 30, 2014 compared to the nine month period ended September 30, 2013

	For the nine months ended
Amounts are in thousands of U.S. Dollars	September 30, 2013	September 30, 2014
Revenues	97,902	229,718
Vessel operating and supervision costs	(20,737)	(56,970)
Depreciation of fixed assets	(19,017)	(48,463)
General and administrative expenses	(15,931)	(24,546)
Profit from operations	42,217	99,739

Financial costs	(17,382)	(47,088)
Financial income	351	212
Gain/(loss) on swaps	9,204	(13,292)
Share of profit of associate	1,094	1,246
Total other expenses, net	(6,733)	(58,922)
Profit for the period	35,484	40,817
Non-controlling interest	—	(7,493)
Profit attributable to owners of the Group	35,484	33,324

During the nine month period ended September 30, 2014, we had an average of 11.1 ships operating in our owned fleet and an average of 20.0 ships operating under our technical management (including our 11.1 owned ships). During the nine month period ended September 30, 2013, we had an average of 4.3 ships operating in our owned fleet and an average of 16.3 ships operating under our technical management (including our 4.3 owned ships).

Revenues:

Consolidated revenues increased by 134.65%, or $131.82 million, from $97.90 million during the nine month period ended September 30, 2013 to $229.72 million during the nine month period ended September 30, 2014. The increase is mainly attributable to an increase in revenues by $79.86 million due to the deliveries of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Skagen, the GasLog Chelsea, the GasLog Seattle and the Solaris on January 28, 2013, March 25, 2013, May 30, 2013, July 25, 2013, October 4, 2013, December 9, 2013 and June 30, 2014, respectively and an increase in revenues by $55.76 million due to the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally, and the Methane Alison Victoria acquired from BG Group in April and June 2014. These deliveries resulted in an increase in operating days. There were 2,971 operating days during the nine month period ended September 30, 2014 compared to 1,171 operating days during the nine month period ended September 30, 2013. The increase in consolidated revenues was partially offset by $1.67 million caused by the off-hire days due to damage to the propulsion system of the GasLog Singapore and damage to the propeller on the Methane Heather Sally. There was also a decrease of $1.88 million in revenues from technical management services mainly due to the decrease in the managed vessels owned by third parties.

Vessel Operating and Supervision Costs:

Consolidated vessel operating and supervision costs increased by 174.69%, or $36.23 million, from $20.74 million during the nine month period ended September 30, 2013 to $56.97 million during the nine month period ended September 30, 2014. The increase is primarily attributable to the operating expenses of the six vessels delivered in 2013, the Solaris delivered in 2014 and the six vessels acquired from BG Group in 2014. These deliveries resulted in the increase of the number of new employees hired in order to fulfill the requirements of the fleet growth, increased technical maintenance expenses due to the planned main engines overhauling for the two vessels delivered in 2010 and increased voyage expenses from the GasLog Chelsea whilst unemployed between the spot/short-term charters.

Depreciation:

Consolidated depreciation increased by 154.78%, or $29.44 million, from $19.02 million during the nine month period ended September 30, 2013 to $48.46 million during the nine month period ended September 30, 2014. The increase in depreciation resulted from the depreciation of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Skagen, the GasLog Chelsea, the GasLog Seattle and the Solaris delivered on January 28, 2013, March 25, 2013, May 30, 2013, July 25, 2013, October 4, 2013, December 9, 2013 and June 30, 2014, respectively and the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally, and the Methane Alison Victoria acquired from BG Group in April and June 2014.

General and Administrative Expenses:

Consolidated general and administrative expenses increased by 54.11%, or $8.62 million, from $15.93 million during the nine month period ended September 30, 2013 to $24.55 million during the nine month period ended September 30, 2014. The increase is mainly attributable to a $2.53 million increase in legal fees, external assistance for SOX compliance, as well as an increase in personnel related expenses related to the growth of the company of $2.04 million, an increase in equity-settled compensation expense of $0.98 million, an increase in foreign exchange losses of $0.74 million related to significant fluctuations in foreign exchange rates against the U.S. dollar mainly for cash held in Euros, an increase in travel and accommodation expenses of $0.72 million related to the

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Group’s expansion in London and New York, an increase in board of directors’ fees of $0.44 million mainly associated with the appointment of directors to the board of the GasLog Partners, an increase in directors and officers insurance of $0.37 million mostly relating to the additional cost derived from the Partnership’s requirements and an increase in various other expenses by $0.80 million.

Financial Costs:

Consolidated financial costs increased by 170.94%, or $29.71 million, from $17.38 million during the nine month period ended September 30, 2013 to $47.09 million during the nine month period ended September 30, 2014. The increase is attributable to an increase of $23.52 million in interest expense on loans and cash flow hedges. During the nine month period ended September 30, 2014, we had an average of $1,521.31 million of outstanding indebtedness including our bond agreement, having an aggregate weighted average interest rate of 3.29%, and during the nine month period ended September 30, 2013, we had an average of $605.01 million of outstanding indebtedness with a weighted average interest rate of 3.14%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on bond and CCSs. The increase in financial costs was further affected by an increase in amortization of loan fees by $5.23 million mainly attributable to the write-off of the unamortized loan fees of $3.26 million related to the prepaid debt at the time of the GasLog Partners’ IPO and the additional fees amortization of the new financings and an increase in other financial costs by $0.96 million.

Gain/(loss) on Swaps:

Consolidated loss on swaps increased by $22.49 million, from $9.20 million gain during the nine month period ended September 30, 2013 to $13.29 million loss during the nine month period ended September 30, 2014. The increase in loss is attributable to an increase of $17.82 million in loss from mark-to-market valuation of our interest rate swaps which are carried at fair value through profit or loss, an increase of $1.28 million in loss that was reclassified from equity to profit or loss statement related to the interest rate swaps for which hedge accounting was discontinued mainly because the debt was repaid and an increase of $3.55 million in realized loss from interest rate swaps held for trading.

Profit for the Period:

Consolidated profit increased by 15.05%, or $5.34 million, from $35.48 million profit for the nine month period ended September 30, 2013 to $40.82 million for the nine month period ended September 30, 2014, as a result of the aforementioned factors.

Customers

For the nine month period ended September 30, 2014, we received 80.4% of our revenues from BG Group, 0.3% of our revenues from Egypt LNG, an entity in which we have a 25% ownership interest, 11.2% of our revenues from Shell, 7.8% of our revenues from various charterers in the spot / short-term market and 0.3% from another customer. For the nine month period ended September 30, 2013, we received 98.7% of our revenues from BG Group, 0.6% of our revenues from Egypt LNG and 0.7% from another customer.

Seasonality

Since our owned ships are mainly employed under multi-year, fixed-rate charter arrangements, seasonal trends do not materially impact the revenues earned by our vessels during the year. In the future, seasonality may impact the revenues of our ships operating under spot / short-term or seasonal charter arrangements. Seasonality also does not have a significant impact on revenues earned by our management services, as we provide technical ship management and ship construction supervision services under fixed-rate agreements.

Additionally, our business is not subject to seasonal borrowing requirements.

Liquidity and Capital Resources

Our funding and treasury activities are intended to balance investment returns in order to maintain appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars. In June 2013 and April 2014, we entered into six CCSs to exchange interest payments and principal on maturity on the same terms as the NOK denominated bonds and designated the CCSs as hedges of the variability of the USD functional currency equivalent cash flows on the bond. Refer to Note 10 of our unaudited condensed consolidated financial statements for details on our swap arrangements.

As of September 30, 2014, we had $295.23 million of cash and cash equivalents, of which $3.06 million was held in retention accounts in connection with the next installments and interest payments due under the credit facilities entered into by our subsidiaries GAS-two Ltd. and GAS-three Ltd. and $127.23 million was held in time deposits. Moreover, as of September 30, 2014, we had $57.91 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

As of September 30, 2014, GasLog had an aggregate of $1.72 billion of indebtedness outstanding under ten credit agreements, of which $135.31 million is repayable within one year, including $42.17 million under the revolving credit facility and a $25.00 million prepayment made on October 9, 2014 under the Citibank facility drawn on April 9, 2014. As of September 30, 2014, GasLog had $155.32 million outstanding under the bond agreement that is payable in June 2018.

As of September 30, 2014, there is an undrawn amount of $7.83 million from the revolving facility of GAS-two Ltd. which is available to be drawn under certain conditions. In addition, there is a loan facility with an aggregate undrawn amount of $292.00 million available that will be used to finance a portion of the contract prices of two of our newbuildings upon their deliveries subject to satisfaction of customary closing conditions.

In connection with the GasLog Partners’ IPO, we amended the credit facilities entered into by our subsidiaries GAS-three Ltd. and GAS-four Ltd., and GAS-five Ltd. and GAS-six Ltd. to, among other things, permit GasLog’s contribution of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney to the Partnership and add GasLog Partners Holdings LLC, a subsidiary of GasLog Partners, as a guarantor. In connection with these amendments, we prepaid $82.63 million of the new GAS-five Ltd. facility with proceeds of the GasLog Partners’ IPO.

In connection with the dropdown of the Methane Rita Andrea and the Methane Jane Elizabeth on September 29, 2014, GasLog Partners completed a follow-on public offering of 4,500,000 common units at a public offering price of $31.00 per unit raising approximately $133.10 million, net of expenses.

In connection with the closing of the Partnership’s acquisition of the two entities that own the Methane Rita Andrea and the Methane Jane Elizabeth on September 29, 2014, GasLog entered into a supplemental deed to the facility agreement dated April 1, 2014 (“BG1 Facility”) with Citibank that, among other things, permitted the Partnership (or its subsidiary) to acquire GAS-sixteen Ltd. and GAS-seventeen Ltd. from GasLog and required, as a condition precedent to such acquisition, the Partnership and GasLog Partners Holdings LLC to guarantee the obligors obligations under the BG1 Facility (“MLP Guarantees”).

On August 5, 2014, the Partnership entered into a commitment letter and a coordination letter with Citibank for a credit facility for up to $450.00 million (the “New Credit Facility”) to refinance the existing debt facilities of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. The New Credit Facility will bear interest at LIBOR plus a margin and will be payable in 20 equal quarterly payments of $5.63 million each and a balloon

6

payment of $337.50 million together with the final quarterly payment. For details of the New Credit Facility, see Note 15 to our unaudited condensed consolidated financial statements included elsewhere in this report.

On November 14, 2014, GasLog signed an amendment to its NOK bond agreement to revise the covenants to reflect GasLog’s growth and the anticipated growth of the MLP. For the details of the amended agreement, see Note 15 to our unaudited condensed consolidated financial statements included elsewhere in this report.

Our primary liquidity needs are to fund our ship-operating expenses, finance the purchase and construction of our newbuildings, purchase second-hand vessels, service our existing debt and pay dividends. As of September 30, 2014, commitments for capital expenditures are related to the ten LNG carriers on order, which have a gross aggregate contract price of approximately $2.02 billion. As of September 30, 2014, the total remaining balance of the contract prices of the ten newbuildings was $1.85 billion of which $0.42 billion is due within twelve months that will be funded with available cash, cash from operations, existing debt and other financings.

In May, 2014, GasLog entered into contracts with Samsung for the purchase of two additional 174,000 cbm newbuildings with delivery dates in 2017. In addition, we secured additional fixed priced options from Samsung on two further 174,000 cbm newbuildings with delivery dates in 2017 and early 2018. If we exercise these options, Samsung has agreed to grant us two additional options. In the event we decide to exercise these options, we expect to finance the costs with cash from operations and a combination of debt and equity financing.

In June 2014, GasLog entered into shipbuilding contracts with Hyundai for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the second half of 2017. In addition, we secured fixed priced options from Hyundai on four further LNG carriers with delivery dates in late 2017 and during 2018. In the event we decide to exercise these options, we expect to finance the costs with cash from operations and a combination of debt and equity financing.

Our credit facilities are described in Note 11 of our annual audited consolidated financial statements included in our Annual Report filed with the SEC on March 27, 2014 and Note 5 of our unaudited condensed consolidated financial statements as of and for the period ended September 30, 2014.

Working Capital Position

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, to make the scheduled payments as per the shipbuilding contracts and to make the required principal and interest payments on our indebtedness during the next 12 months.

As of September 30, 2014, our current assets totaled $373.87 million while current liabilities totaled $212.45 million, resulting in a positive working capital position of $161.42 million.

Cash Flows

Nine month period ended September 30, 2014 compared to the nine month period ended September 30, 2013

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	For the nine months ended

Amounts are in thousands of U.S. Dollars	September 30, 2013	September 30, 2014
Net cash from operating activities	55,973	107,293
Net cash used in investing activities	(650,211)	(1,241,247)
Net cash from financing activities	718,898	1,325,553

Net Cash from Operating Activities

Net cash from operating activities increased by $51.32 million, from $55.97 million during the nine month period ended September 30, 2013 to $107.29 million in the nine month period ended September 30, 2014. The increase was due to an increase of $132.71 million in revenue collections, partially offset by a decrease in cash from ship management creditors amounting to $7.85 million, an increase of $40.68 million in payments for general and administrative expenses, operating expenses and inventories, an increase of $26.95 million in cash paid for interest (including the payment of $2.01 million for the swap termination and reduction of the GasLog Sydney facility and $4.78 million premium paid to enter into the three CCSs), an increase of $3.55 million in realized losses on interest rate swaps held for trading and a decrease of $2.36 million in cash collaterals.

Net Cash Used in Investing Activities

Net cash used in investing activities increased by $591.04 million, from $650.21 million in the nine month period ended September 30, 2013 to $1,241.25 million in the nine month period ended September 30, 2014. The increase is mainly attributable to a $469.97 million increase in payments for the construction costs of newbuildings and the acquisition of second-hand vessels and a $0.78 million increase in the acquisition of other tangible assets related mainly to depot spares, the net decrease in short-term investments of $118.99 million and a $0.67 million decrease in dividends received from Egypt LNG Services Ltd.

Net Cash from Financing Activities

Net cash from financing activities increased by $606.65 million, from $718.90 million in the nine month period ended September 30, 2013 to $1,325.55 million in the nine month period ended September 30, 2014. The increase is mainly attributable to an increase of $2.27 million in proceeds from our borrowings, an increase of $308.92 million resulting from the net proceeds from the public offerings and private placement in January and April 2014, an increase in the net proceeds from the GasLog Partners’ IPO and follow-on public offering of $319.92 million and a decrease of $1.00 million in payment of loan issuance costs, partially offset by an increase of $9.82 million in dividend payments, $12.95 million payments for treasury shares and an increase of $2.69 million in bank loan repayments.

7

Contracted Charter Revenues

The following table summarizes GasLog’s (including the vessels contributed to GasLog Partners) contracted charter revenues and vessel utilization as of September 30, 2014.

	Contracted Charter Revenues and Days from Time Charters

	On and after October 1,	For the years
	2014	2015	2016	2017	2018	2019-2026	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues (1)(2)(3)(4)(5)	$94.38	$353.76	$387.79	$424.20	$370.15	$1,095.00	$2,725.28
Total contracted days(1)	1,320	4,944	5,281	5,687	5,009	13,920	36,161
Total available days(6)	1,335	5,997	6,837	8,158	8,975	71,820	103,122
Total unfixed days(7)	15	1,053	1,556	2,471	3,966	57,900	66,961

Percentage of total contracted days/total available days (1)	98.88%	82.44%	77.24%	69.71%	55.81%	19.38%	35.07%

(1)	Reflects time charter revenues and contracted days for the nine LNG carriers delivered to us in 2010, 2013 and 2014, the six LNG carriers acquired from BG Group in April and June 2014 and the four LNG carriers on order for which we have secured time charters. Calculations assume (i) that all the LNG carriers on order are delivered on schedule and (ii) 30 off-hire days when the ship undergoes scheduled drydocking. Does not include charter revenues for the Methane Nile Eagle, in which we hold a 25% minority interest.
(2)	Our ships are scheduled to undergo drydocking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when the ship undergoes scheduled drydocking.
(3)	For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation.
(4)	For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for these charters include an estimate of the amount of the operating cost component and the management fee component.
(5)	Revenue calculations assume no exercise of any option to extend the terms of charters.
(6)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled drydocking.
(7)	Represents available days for the six newbuildings (which do not yet have secured time charters) plus available days for other ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect as of September 30, 2014 for (a) the nine ships in our owned fleet and the three ships in the GasLog Partners’ fleet for which we have secured time charters, including the contracts for four of newbuildings on order, (b) the six ships acquired from BG Group on April 10, 2014, on June 4, 2014, June 11, 2014 and June 25, 2014 (two of which belong to GasLog Partners’ fleet) and (c) a short-term charter party agreement of GasLog Chelsea. Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule, the table does not reflect events occurring after September 30, 2014. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any time charter revenues for our six LNG carriers on order for which we have not yet secured time charter contracts, revenues from the GasLog Chelsea after the estimated completion of its short-term charter party agreement, any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. The entry into time charter contracts for the six remaining newbuildings on order which have no time charters in place, the GasLog Chelsea and any additional ships we may acquire or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report filed with the SEC on March 27, 2014. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Significant Accounting Policies

For a description of all of our significant accounting policies, see Note 2 of our annual audited consolidated financial statements included in our Annual Report on form 20-F filed on March 27, 2014 and Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this report.

8

GASLOG LTD.

F-1

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position

As of December 31, 2013 and September 30, 2014

(Amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2013	September 30, 2014
Assets
Non-current assets
Goodwill		9,511	9,511
Investment in associate		6,326	7,353
Deferred financing costs		12,793	10,358
Other non-current assets		2,659	3,084
Derivative financial instruments	10	9,145	7,670
Tangible fixed assets	4	1,529,720	2,623,724
Vessels under construction	4	120,295	173,403
Total non-current assets		1,690,449	2,835,103
Current assets
Trade and other receivables		7,257	12,562
Dividends receivable and due from related parties	6	2,476	—
Inventories		5,936	3,293
Prepayments and other current assets		2,263	4,360
Derivative financial instruments	10	—	512
Short-term investments		4,500	57,910
Cash and cash equivalents		103,798	295,232
Total current assets		126,230	373,869
Total assets		1,816,679	3,208,972
Equity and liabilities
Equity
Share capital		629	810
Contributed surplus		614,964	923,470
Reserves		(3,428)	(16,233)
Retained earnings		27,368	32,120
Equity attributable to owners of the Group		639,533	940,167
Non-controlling interest	3	—	324,886
Total equity		639,533	1,265,053
Current liabilities
Trade accounts payable		5,735	6,887
Ship management creditors		8,148	467
Amounts due to related parties	6	123	191
Derivative financial instruments	10	14,235	16,626
Other payables and accruals	8	30,272	57,375
Borrowings—current portion	5	100,320	130,907
Total current liabilities		158,833	212,453
Non-current liabilities
Derivative financial instruments	10	2,918	9,823
Borrowings—non-current portion	5	1,014,754	1,721,002
Other non-current liabilities		641	641
Total non-current liabilities		1,018,313	1,731,466
Total equity and liabilities		1,816,679	3,208,972

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of profit or loss
For the three and nine months ended September 30, 2013 and 2014
(Amounts expressed in thousands of U.S. Dollars, except per share data)

		For the three months ended		For the nine months ended
	Note	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014
Revenues		43,177	99,411	97,902	229,718
Vessel operating and supervision costs		(8,285)	(20,909)	(20,737)	(56,970)
Depreciation of fixed assets	4	(8,393)	(21,400)	(19,017)	(48,463)
General and administrative expenses	7	(4,503)	(10,291)	(15,931)	(24,546)
Profit from operations		21,996	46,811	42,217	99,739

Financial costs	11	(9,004)	(17,731)	(17,382)	(47,088)
Financial income		102	61	351	212
(Loss)/gain on swaps	11	(4,284)	1,405	9,204	(13,292)
Share of profit of associate		351	456	1,094	1,246
Total other expenses, net		(12,835)	(15,809)	(6,733)	(58,922)
Profit for the period		9,161	31,002	35,484	40,817
Attributable to:
Owners of the Group		9,161	25,499	35,484	33,324
Non-controlling interest		—	5,503	—	7,493
		9,161	31,002	35,484	40,817
Earnings per share – basic	14	0.15	0.32	0.56	0.43
Earnings per share - diluted	14	0.15	0.31	0.56	0.43

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of comprehensive income
For the three and nine months ended September 30, 2013 and 2014
(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended		For the nine months ended
	Note	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014
Profit for the period		9,161	31,002	35,484	40,817
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges	10	(2,697)	3,210	2,992	(4,127)
Recycled loss of cash flow hedges reclassified to profit or loss	11	579	915	1,958	3,240
Other comprehensive (loss)/income for the period		(2,118)	4,125	4,950	(887)
Total comprehensive income for the period		7,043	35,127	40,434	39,930
Attributable to:
Owners of the Group		7,043	29,371	40,434	32,183
Non-controlling interest		—	5,756	—	7,747
		7,043	35,127	40,434	39,930

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of changes in equity

For the nine months ended September 30, 2013 and 2014

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	Share capital	Contributed surplus	Equity-settled employee benefits reserve	Other reserves	Retained earnings	Attributable to owners of the Group	Non - controlling interest	Total
Balance at January 1, 2013	629	621,879	10,739	(21,788)	(8,188)	603,271	—	603,271
Dividend declared ($0.33 per share)	—	(6,915)	—	—	(13,830)	(20,745)	—	(20,745)
Expense recognized in respect of equity-settled employee benefits	—	—	309	—	—	309	—	309
Profit for the period	—	—	—	—	35,484	35,484	—	35,484
Other comprehensive income for the period	—	—	—	4,950	—	4,950	—	4,950
Total comprehensive income for the period	—	—	—	4,950	35,484	40,434	—	40,434
Balance at September 30, 2013	629	614,964	11,048	(16,838)	13,466	623,269	—	623,269

Balance at January 1, 2014	629	614,964	11,232	(14,660)	27,368	639,533	—	639,533
Net proceeds from public offerings and private placement	181	308,506	—	—	—	308,687	—	308,687
Net proceeds from GasLog Partners’ public offerings	—	—	—	—	—	—	319,129	319,129
Dividend paid ($0.36 per share)	—	—	—	—	(28,572)	(28,572)	(1,990)	(30,562)
Expense recognized in respect of equity-settled employee benefits	—	—	1,284	—	—	1,284	—	1,284
Purchase of treasury shares	—	—	—	(12,948)	—	(12,948)	—	(12,948)
Profit for the period	—	—	—	—	33,324	33,324	7,493	40,817
Other comprehensive (loss)/income for the period	—	—	—	(1,141)	—	(1,141)	254	(887)
Total comprehensive (loss)/income for the period	—	—	—	(1,141)	33,324	32,183	7,747	39,930
Balance at September 30, 2014	810	923,470	12,516	(28,749)	32,120	940,167	324,886	1,265,053

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2013 and 2014

(Amounts expressed in thousands of U.S. Dollars)

	For the nine months ended
	September 30, 2013	September 30, 2014
Cash flows from operating activities:
Profit for the period	35,484	40,817
Adjustments for:
Depreciation of fixed assets	19,017	48,463
Share of profit of associate	(1,094)	(1,246)
Financial income	(351)	(212)
Financial costs	17,382	47,088
Non-cash (gain)/loss on swaps	(13,304)	5,639
Unrealized foreign exchange (gains)/losses on cash and cash equivalents and short-term investments	(675)	165
Expense recognized in respect of equity-settled share based payments	309	1,284
	56,768	141,998
Movements in working capital	12,333	5,376
Cash provided by operations	69,101	147,374
Interest paid	(13,128)	(40,081)
Net cash from operating activities	55,973	107,293
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(718,251)	(1,189,003)
Dividends received from associate	1,640	970
Return of contributed capital from associate	359	—
Purchase of short-term investments	(40,469)	(68,317)
Maturity of short-term investments	106,047	14,907
Financial income received	463	196
Net cash used in investing activities	(650,211)	(1,241,247)
Cash flows from financing activities:
Proceeds from bank loans and bonds	882,200	884,473
Bank loan repayments	(130,002)	(132,692)
Payment of loan issuance costs	(12,555)	(11,550)
Net proceeds from public offering and private placement	—	308,917
Net proceeds from GasLog Partners’ public offerings and issuance of general partner units	—	319,915
Purchase of treasury shares	—	(12,948)
Dividends paid	(20,745)	(30,562)
Net cash from financing activities	718,898	1,325,553
Effects of exchange rate changes on cash and cash equivalents	772	(165)
Increase in cash and cash equivalents	125,432	191,434
Cash and cash equivalents, beginning of the period	110,978	103,798
Cash and cash equivalents, end of the period	236,410	295,232

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-6

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2013 and 2014

(Amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

GasLog Ltd (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog Ltd. and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, London, New York and Monaco. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog’s chairman, Peter G. Livanos, is GasLog’s largest shareholder through his ownership of Ceres Shipping Ltd., which has a majority ownership interest in Blenheim Holdings Ltd. As of September 30, 2014, entities controlled by members of the Livanos family, including GasLog’s chairman, are deemed to beneficially own approximately 39.0% of GasLog’s issued and outstanding common shares. As a result of his ownership of GasLog’s common shares, Mr. Livanos can effectively control the outcome of most matters on which GasLog’s shareholders are entitled to vote.

On May 12, 2014, the GasLog Partners LP (“GasLog Partners” or the “Partnership”), a subsidiary of GasLog completed its initial public offering (the “IPO”) with the sale and issuance of 9,660,000 common units (including 1,260,000 units in relation to overallotment option exercised in full by the underwriters), resulting in gross proceeds of $202,860 and representing a 48.2% ownership interest. Concurrently with the IPO, the Partnership acquired a 100% ownership interest in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. from GasLog, in exchange for (i) 162,358 common units and 9,822,358 subordinated units issued to GasLog representing a 49.8% ownership interest and all of the incentive distribution rights that entitle GasLog to increasing percentages of the cash that Partnership distributes in excess of the $0.43125 per unit per quarter, (ii) 400,913 general partner units issued to GasLog Partners GP LLC (the “general partner”), a wholly owned subsidiary of GasLog, representing a 2.0% general partner interest and (iii) $65,695 of cash consideration paid directly to GasLog from the IPO proceeds.

On September 29, 2014, the Partnership completed a follow-on public offering of 4,500,000 common units at a public offering price of $31.00 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses were $133,100. In connection with the offering, the Partnership’s general partner, a wholly owned subsidiary of GasLog, paid $2,847 to GasLog Partners in exchange for 91,837 general partner units to maintain its 2.0% general partner interest in the Partnership. The total proceeds to GasLog Partners of $ 135,947 were used to partially finance the acquisition from GasLog of 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that own the 145,000 cbm LNG carriers, the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328,000 and to prepay $24,947 of debt secured by those carriers in October 2014.

As of September 30, 2014, GasLog holds a 42.5% interest in the Partnership and, as a result of its ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog and its subsidiaries. Unless indicated otherwise, the subsidiaries listed below were 100% held (either directly or indirectly) by GasLog. The Group structure as of September 30, 2014 was as follows:

Name	Place of Incorporation	Date of incorporation	Principal activities	Cargo capacity (cbm)	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Carriers Ltd.	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog Partners GP LLC	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Services UK Ltd.	England and Wales	May 2014	Service Company	—	—	—
GasLog Services US Inc.	Delaware	May 2014	Service Company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog Monaco S.A.M.	Monaco	February 2010	Service company	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-six Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Skagen	July 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Solaris	June 2014
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	Hull No. 2043	Q4 2014(1)
GAS-ten Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	Hull No. 2044	Q1 2015(1)
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	Hull No. 2072	Q1 2016(1)
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	Hull No. 2073	Q2 2016(1)
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	Hull No. 2102	Q3 2016(1)
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	Hull No. 2103	Q4 2016(1)
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea	October 2013
GAS-eighteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Lydon Volney	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Alison Victoria	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Shirley Elisabeth	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Heather Sally	June 2014
GAS-twenty two Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2130	Q2 2017(1)
GAS-twenty three Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2131	Q3 2017(1)
GAS-twenty four Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	Hull No. 2800	Q3 2017(1)
F-7

GAS-twenty five Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	Hull No. 2801	Q4 2017(1)
GasLog LNG Employee Incentive Scheme Ltd.	Bermuda	June 2008	Dormant	—	—	—
GasLog Shipping Limited	BVI	July 2003	Dormant	—	—	—
42.5% interest subsidiaries:
GasLog Partners LP	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Partners Holdings LLC.	Marshall Islands	April 2014	Holding company	—	—	—
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Rita Andrea	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Jane Elizabeth	April 2014
25% interest associates:

Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007

(1) For newbuildings, expected delivery dates are presented.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2013. On November 19, 2014 GasLog’s board of directors authorized the unaudited condensed consolidated financial statements for issuance and filing.

The unaudited condensed consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of all of the subsidiaries in the Group because their vessels operate in international shipping markets in which revenues and expenses are primarily settled in USD, and the Group’s most significant assets and liabilities are paid for and settled in USD.

The financial statements are prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these condensed consolidated financial statements as were applied in the preparation of the Group’s financial statements for the year ended December 31, 2013. In addition to those matters, in the nine months ended September 30, 2014 management had to exercise judgment in determining the appropriate classification of the various partnership interests as presented below.

Classification of the non-controlling interests

The non-controlling interests in the Partnership comprise the portion of the Partnership’s common units that are not directly or indirectly held by GasLog (currently 14,160,000 units). Under the terms of the partnership agreement, the Partnership is required to distribute 100% of available cash (as defined in the partnership agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the Partnership’s board of directors to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership group member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

In reaching a judgment as to whether the non-controlling interests in the Partnership should be classified as liabilities or equity interests, management has considered the wide discretion of the board of directors of the Partnership to determine whether any portion of the amount of cash available to the Partnership constitutes available cash and that it is possible that there could be no available cash. In the event that there is no available cash, as determined by the Partnership’s board of directors, the Partnership does not have a contractual obligation to make a distribution. Accordingly, management has concluded that the non-controlling interests do not represent a contractual obligation on the Partnership to deliver cash and therefore should be classified as equity within the financial statements.

Adoption of new and revised IFRS

(a) Standards and amendments in issue not yet adopted

At the date of authorization of these financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

In October 2010, the IASB reissued IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. The release of IFRS 9 (2013) on November 19, 2013 contained consequential amendments which removed the mandatory effective date of IFRS 9 leaving the effective date open pending the finalization of the impairment and classification and measurement requirement and permitted an entity to apply the requirements on the presentation of gains and losses on financial liabilities designated at fair value through profit or loss without applying the other requirements, meaning the portion of the change in fair value related to changes in the entity’s own credit risk can be presented in other comprehensive income rather than within profit or loss. In addition it introduced a new chapter to IFRS 9 on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. At its November 2013 meeting, the IASB tentatively decided that the mandatory effective date will be no earlier than annual periods beginning on or after January 1, 2017, with retrospective application required. At its February 2014 meeting, the IASB tentatively decided to set January 1, 2018 as the effective date for the mandatory application of the standard. Management will evaluate the impact of this standard on the Group’s financial statements once the mandatory effective date is set. Until such time as a detailed review has been completed it is not practicable to provide reasonable estimate of that effect.

In December 2013, the IASB issued the Annual Improvements to IFRSs-2010-2012 Cycle, which includes changes to IFRS 2 Share-based Payment, IFRS 3 Business Combination, IFRS 8 Operating Segments, IFRS 13 Fair Value Measurement, IAS 16 Property, Plant and Equipment, IAS 38 Intangible Assets and IAS 24 Related Party Disclosures. These amendments are effective for annual periods beginning on or after July 1, 2014. Management anticipates that these amendments will not have a material impact on the Group’s financial statements.

F-8

In December 2013, the IASB issued the Annual Improvements to IFRSs-2011-2013 Cycle, which includes changes to IFRS 1 First-time Adoption of International Financial Standards, IFRS 3 Business Combinations, IFRS 13 Fair Value Measurement and IAS 40 Investment Property. These amendments are effective for annual periods beginning on or after July 1, 2014. Management anticipates that these amendments will not have any impact on the Group’s financial statements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard is effective for annual period beginning on or after January 1, 2017 but early adoption is permitted. Management is currently evaluating the impact of this standard.

In September 2014, the IASB published Sale or Contribution of Assets between an Investor and its Associate or Joint Venture as amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investment in Associate and Joint Ventures. The amendments address a conflict between the requirements of IFRS 10 and IAS 28 and clarify that in a transaction involving an associate or joint venture the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. They are effective for annual periods beginning on or after January 1, 2016, with earlier application being permitted. Management is currently evaluating the impact of this standard.

In September 2014, the IASB issued the Annual Improvements to IFRSs-2012-2014 Cycle, which includes changes to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, IFRS 7 Financial Instruments: Disclosures, IAS 19  Employee Benefits and IAS 34  Interim Financial Reporting.  These amendments are effective for annual periods beginning on or after July 1, 2016. Management anticipates that these amendments will not have any impact on the Group’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

3. Equity Transactions

On January 22, 2014, GasLog completed a follow-on public offering of 10,925,000 common shares, including 1,425,000 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares. The public offering price was $15.75 per share. The Company also sold 2,317,460 common shares at the public offering price in a private placement to certain of its directors and officers and one of its major shareholders. The net proceeds from the public offering and the concurrent private placement, after deducting underwriting discounts and offering expenses, were $199,016.

On April 16, 2014, GasLog completed a follow-on public offering of 4,887,500 common shares, including 637,500 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares. The public offering price was $23.75 per share. The net proceeds from the public offering after deducting underwriting discounts and other offering expenses, were approximately $109,940.

On May 12, 2014, the Partnership completed its IPO with the sale and issuance of 9,660,000 common units, resulting in gross proceeds of $202,860 and representing a 48.2% ownership interest (Note 1). GasLog Partners used the net IPO proceeds of $186,029 to (a) pay $65,695 directly to GasLog as cash consideration for the contribution of GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., (b) prepay $82,634 of debt plus accrued interest of $416 and (c) make a payment of $2,285 (including $271 accrued interest) to settle the mark-to-market loss on termination of one interest rate swap and reduction of a second interest rate swap in connection with the aforementioned debt prepayment. The balance of $35,000 was retained by the Partnership for general corporate purposes. The net proceeds from the Partnership’s IPO of $186,029 were received in cash and have been allocated to non-controlling interests.

On September 29, 2014, GasLog Partners completed a follow-on public offering of 4,500,000 common units at a public offering price of $31.00 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses were $133,100 (Note 1) and have been allocated to non-controlling interests.

The balance of non-controlling interest as of September 30, 2014 was as follows:

Non-controlling interest
At January 1, 2014	—
Net proceeds from the Partnership’s IPO	186,029
Net proceeds from follow-on public offering	133,100
Dividend declared and paid	(1,990)
Profit allocated to non-controlling interest	7,493
Other comprehensive income allocated to non-controlling interest	254
At September 30, 2014	324,886

4. Tangible Fixed Assets and Vessels under Construction

The movements in tangible fixed assets and vessels under construction are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Vessels under construction
Cost
At January 1, 2014	1,588,737	3,084	1,591,821	120,295
Additions	940,155	1,289	941,444	254,131
Transfer from vessels under construction	201,023	—	201,023	(201,023)
At September 30, 2014	2,729,915	4,373	2,734,288	173,403

Accumulated depreciation
At January 1, 2014	60,448	1,653	62,101	—
Depreciation expense	48,055	408	48,463	—
At September 30, 2014	108,503	2,061	110,564	—

Net book value
At September 30, 2014	2,621,412	2,312	2,623,724	173,403
At December 31, 2013	1,528,289	1,431	1,529,720	120,295
F-9

Vessels with an aggregate carrying amount of $2,621,412 as of September 30, 2014 (December 31, 2013: $1,528,289) have been pledged as collateral under the terms of the Group’s loan agreements.

On April 10, 2014, GasLog acquired three 145,000 cbm steam-powered LNG carriers and on June 4, 2014, June 11, 2014, and June 25, 2014, acquired another three 145,000 cbm steam-powered LNG carriers from a subsidiary of BG Group plc (“BG Group”) for an aggregate cost of $936,000 (from which $930,000 was paid at closing of these deliveries while the payment of the remaining $6,000 will be made upon receipt of the relevant spares and before the end of the initial term of the charter party agreements) and chartered those vessels back to Methane Services Limited (“MSL”) a subsidiary of the BG Group for an average six year initial terms. The time charters back to MSL for the vessels are staggered with terms of 5.5 years, 6 years and 6.5 years, so that the vessels do not redeliver at the same time. MSL has unilateral options to extend the term of the time charters for four of the ships for a period of either three or five years. The vessels acquired are the 2006 built Methane Rita Andrea, Methane Jane Elizabeth and Methane Lydon Volney, and the 2007 built Methane Shirley Elisabeth, Methane Heather Sally and Methane Alison Victoria. GasLog supervised the construction of all six vessels for BG Group and has provided technical management for the ships since delivery.

The acquisition of the aforementioned vessels was treated as an asset acquisition based on the absence of processes attached to the inputs. In addition, management considered that the charter party agreements entered into approximate market rates and has concluded that the contracted daily charter rate approximates fair value on the transaction completion dates, taking into account that the rates agreed with BG Group were in arms’ length negotiations and management’s understanding of the market. Considering the above, the purchase price was allocated in total to vessel cost.

Vessels under construction

In 2011, GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. (“Samsung”) for the construction of three LNG carriers (155,000 cubic meters each) that are scheduled to be delivered on various dates in 2014 and 2015. The first vessel, the Solaris was delivered on June 30, 2014.

In January 2013, GAS-eleven Ltd. and GAS-twelve Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the first half of 2016.

In August 2013, GAS-thirteen Ltd. and GAS-fourteen Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the second half of 2016.

In May 2014, GAS-twenty two Ltd. and GAS-twenty three Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the first and second half of 2017, respectively.

In June 2014, GAS-twenty four Ltd. and GAS-twenty five Ltd. entered into shipbuilding contracts with Hyundai Heavy Industries Co., Ltd for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the second half of 2017.

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of September 30, 2014, the Group has paid to the shipyard $170,624 for the vessels that are under construction and expects to pay the remaining installments as they come due based on the shipbuilding contracts (Note 9).

The details of cumulative vessels under construction costs and advances for vessels as of December 31, 2013 and September 30, 2014 were as follows:

	December 31, 2013	September 30, 2014
Progress shipyard installment payments	119,174	170,624
Onsite supervision costs	1,169	2,076
Shipyard commission	(589)	(395)
Spare parts, equipment and other vessel delivery expenses	541	1,098
Total	120,295	173,403

5. Borrowings

	December 31, 2013	September 30, 2014
Amounts due within one year	104,751	135,307
Less: unamortized deferred loan issuance costs	(4,431)	(4,400)
Loans – current portion	100,320	130,907
Amounts due after one year	1,033,488	1,740,005
Plus: unamortized premium(1)	—	3,731
Less: unamortized deferred loan issuance costs	(18,734)	(22,734)
Loans – non-current portion	1,014,754	1,721,002
Total	1,115,074	1,851,909

(1) Refer to “Senior Unsecured Notes” disclosed below for the premium.

F-10

Bank Loans

The main terms of the Group’s loan facilities in existence as of December 31, 2013 have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2013. Refer to Note 11 “Borrowings”. During the nine months ended September 30, 2014, in addition to the prepayment of $82,634 mentioned above (Note 3), repayments related to the loan facilities of $50,058 (nine months ended September 30, 2013: $28,559) were made in accordance with repayment terms and the following new agreements or amendments were concluded:

•	On January 27, 2014, GAS-two Ltd. drew down $2,681 from the revolving credit facility with DNB Bank ASA, acting through its London Branch, UBS AG, National Bank of Greece S.A., Commonwealth Bank of Australia and Skandinaviska Ensklida Banken AB (publ). As of September 30, 2014, the undrawn amount from the revolving facility was $7,825.

•	In January 2014, in connection with the acquisition of the three LNG carriers from BG Group (Note 4), GasLog obtained commitments from Citibank, N.A. London Branch (“Citibank”) for $325,500 of debt financing with a two year maturity without intermediate payments bearing interest at LIBOR plus a margin. The $325,500 debt financing agreement with Citibank acting as security agent and trustee for and on behalf of the other finance parties was signed on April 1, 2014 and drawn on April 9, 2014, to partially finance the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth and the Methane Lydon Volney.

•	In April 2014, in connection with the acquisition of the three additional LNG carriers from BG Group (Note 4), GasLog obtained a commitment from Citibank for $325,500 of senior secured debt financing with a two year maturity without intermediate payments bearing interest at LIBOR plus a margin. The $325,500 debt financing agreement with Citibank acting as security agent and trustee for and on behalf of the other finance parties was signed on May 14, 2014 and drawn in June 2014 to partially finance the deliveries of the Methane Shirley Elisabeth, the Methane Heather Sally, and the Methane Alison Victoria.

•	In connection with the closing of the Partnership’s acquisition of the two entities that own the Methane Rita Andrea and the Methane Jane Elizabeth on September 29, 2014, GasLog entered into a supplemental deed to the facility agreement dated April 1, 2014 (“BG1 Facility”) with Citibank that, among other things, permitted the Partnership (or its subsidiary) to acquire GAS-sixteen Ltd. and GAS-seventeen Ltd. from GasLog and required, as a condition precedent to such acquisition, the Partnership and GasLog Partners Holdings LLC to guarantee the obligors obligations under the BG1 Facility (“MLP Guarantees”).

•	On June 24, 2014, GAS-eight Ltd. drew down $143,000 from the loan facility with DNB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ), signed on December 23, 2011, to partially finance the delivery of the Solaris.

•	In connection with the Partnership’s IPO, GasLog obtained certain waivers and consents from its lenders and amended two of its credit facilities. The credit facility entered into by GAS-three Ltd. and GAS-four Ltd. was amended to, among other things, permit GasLog to contribute GAS-three Ltd. and GAS-four Ltd. to the Partnership and add GasLog Partners Holdings LLC, as a guarantor. The credit facility entered into by GAS-five Ltd. and GasLog’s subsidiary GAS-six Ltd. was amended to among other things, (1) divide the facility into two separate facilities on substantially the same terms as the initial facility, with one of the facilities executed by GAS-five Ltd. for the portion allocated to the GasLog Sydney, (2) permit GasLog’s contribution of GAS-five Ltd. to the Partnership and (3) add GasLog Partners Holdings LLC as a guarantor and remove GasLog Carriers Ltd., a wholly owned subsidiary of GasLog, as guarantor in connection with the GAS-five Ltd. facility. Further, to these amendments, the Partnership prepaid $82,634 of the new GAS-five Ltd. facility with proceeds of the IPO.

•	On August 5, 2014, the Partnership entered into a commitment letter and a coordination letter with Citibank for a credit facility for up to $450,000 (the “New Credit Facility”) to refinance the existing debt facilities of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. The New Credit Facility will bear interest at LIBOR plus a margin and will be payable in 20 equal quarterly payments of $5,625 each and a balloon payment of $337,500 together with the final quarterly payment. For the details of the New Credit Facility, see Note 15 “Subsequent Events”.

The carrying amount of the Group’s bank debt recognized in the unaudited condensed consolidated financial statements approximates its fair value after adjusting for the unamortized loan issuance costs.

Senior Unsecured Notes

On May 2, 2014, GasLog closed a follow-on issue of the Norwegian bond of NOK 500,000 (or $83,612 based on the exchange rate on closing date) at a premium of $4,180 (based on the exchange rate on closing date). The unamortized bond premium as of September 30, 2104 was $3,731. All interest and principal payments have been swapped into USD at an effective interest cost of 5.99% per annum. The proceeds from the offering will be used for general corporate purposes, including financing for GasLog’s newbuilding program. The total outstanding balance of the Norwegian bond after the follow-on issue amounts to NOK 1 billion.

The main terms of the Group’s senior unsecured bonds have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2013. Refer to Note 11 “Borrowings”. The carrying amount of the bonds, net of unamortized financing costs and unamortized premium, as of September 30, 2014 was $155,753 while its fair value was $162,560 based on a NOK/USD exchange rate of 0.1553 as of September 30, 2014.

The Group was in compliance with the bond covenants as of September 30, 2014.

6. Related Party Transactions

The Group had the following balances with related parties which have been included in the unaudited condensed consolidated statements of financial position:

Dividends receivable and due from related parties

	December 31, 2013	September 30, 2014
Dividends receivable from associate	750	—
Commission for newbuildings	1,715	—
Other receivables	11	—
Total	2,476	—

Liabilities

	December 31, 2013	September 30, 2014
Ship management creditors	282	405
Amounts due to related parties	123	191

Ship management creditors’ liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $191 as of September 30, 2014 (December 31, 2013: $123) represent expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

F-11

7. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014
Employee costs	3,101	4,607	9,883	11,925
Board of directors’ fees	341	525	939	1,379
Expense recognized in respect of equity-settled share-based payments	184	560	309	1,284
Rent and utilities	272	434	824	1,148
Travel and accommodation	282	653	947	1,665
Legal and professional fees	597	2,376	2,187	4,713
Foreign exchange differences, net	(586)	109	(469)	273
Managers’ liability insurance	120	446	437	804
Other expenses	192	581	874	1,355
Total	4,503	10,291	15,931	24,546

8. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2013	September 30, 2014
Social contributions	1,167	920
Unearned revenue	14,236	21,708
Accrued legal and professional fees	1,054	2,257
Accrued board of directors’ fees	328	525
Accrued employee costs	4,292	5,260
Accrued off-hire	—	10,006
Accrued crew costs	1,260	2,109
Other accruals	1,004	3,217
Accrued financing cost	2,350	614
Accrued interest	4,581	10,759
Total	30,272	57,375

9. Commitments and Contingencies

(a) At September 30, 2014 the Group had the following commitments relating to buildings under operating leases:

September 30, 2014
Operating leases
Not later than one year	1,159
Later than one year and not later than three years	1,252
Later than three years and not later than five years	725
More than five years	1,299
Total	4,435

(b) Commitments relating to the vessels under construction (Note 4) at September 30, 2014 were as follows:

September 30, 2014
Vessels under construction
Not later than one year	418,923
Later than one year and not later than three years	1,262,433
Later than three years and not later than five years	164,000
Total	1,845,356
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(c)	Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of September 30, 2014 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled drydocking; in addition early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

September 30, 2014
Revenues
Not later than one year	363,177
Later than one year and not later than three years	640,324
Later than three years and not later than five years	499,459
More than five years	204,285
Total	1,707,245

Future gross minimum revenues disclosed in the above table exclude the revenues of the vessels that are under construction and exclude commission payable to brokers.

Related to the acquisition of the six vessels from a subsidiary of BG Group (Note 4), GasLog through its subsidiaries is guarantor for the acquisition from BG Group of depot spares with an aggregate value of $6,000 of which depot spares with value $660 have been acquired as of September 30, 2014 and are included in Tangible fixed assets (Note 4). The remaining spares should be acquired before the end of the initial term of the charter party agreements. Following the acquisition of the Methane Rita Andrea and the Methane Jane Elizabeth, the Partnership, through its subsidiaries GAS-sixteen Ltd. and GAS-seventeen Ltd., is counter guarantor for the acquisition from BG Group of the 2/6 of the depot spares with an aggregate value of $6,000.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

10. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2013	September 30, 2014
Derivative assets designated and effective as hedging instruments carried at fair value
Interest rate swaps	96	1,522
Cross currency swaps	—	512
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	9,049	6,148
Total	9,145	8,182
Derivative financial instruments, current asset	—	512
Derivative financial instruments, non-current asset	9,145	7,670
Total	9,145	8,182

The fair value of the derivative liabilities is as follows:

	December 31, 2013	September 30, 2014
Derivative liabilities designated and effective as hedging instruments carried at fair value
Interest rate swaps	5,526	5,698
Cross currency swaps	2,283	10,441
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	9,344	10,310
Total	17,153	26,449
Derivative financial instruments, current liability	14,235	16,626
Derivative financial instruments, non-current liability	2,918	9,823
Total	17,153	26,449

Interest rate swap agreements

The Group enters into fixed interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the three-month U.S. dollar LIBOR, and the Group effects quarterly payments to the bank on the notional amount at the respective fixed rates.

F-13

Interest rate swaps designated as cash flow hedging instruments

The principal terms of the interest rate swaps designated as cash flow hedging instruments were as follows:

						Notional Amount
Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2013	September 30, 2014
GAS-two Ltd.	DNB bank ASA	Sept 2013	Feb 2014	April 2018	1.69%	34,167	32,500
GAS-two Ltd.	SEB(1)	Sept 2013	Feb 2014	April 2018	1.66%	34,167	32,500
GAS-two Ltd.	CBA(2)	Sept 2013	Feb 2014	April 2018	1.69%	34,167	—
GAS-five Ltd. (3)	Nordea Bank Finland	Nov 2011	May 2013	May 2018	2.04%	58,235	—
GAS-five Ltd. (4)	Nordea Bank Finland	Nov 2011	May 2013	May 2018	1.96%	72,794	—
GAS-six Ltd.	Nordea Bank Finland	Nov 2011	July 2013	July 2018	2.04%	73,897	70,588
GAS-seven Ltd.	Credit Suisse	April 2014	May 2014	May 2019	1.77%	—	34,500
GAS-nine Ltd.	CBA(2)	April 2014	Dec 2014	Dec 2019	2.23%	—	62,500
GAS-nine Ltd.	DNB	April 2014	Dec 2014	Dec 2019	2.24%	—	62,500
GAS-ten Ltd.	SEB(1)	April 2014	Feb 2015	Feb 2020	2.25%	—	62,500
GAS-ten Ltd.	ING	May 2014	Feb 2015	Feb 2020	2.23%	—	62,500
Gas-fifteen Ltd.(5)	Citibank	July 2014	Sept 2014	Sept 2018	0.66%/2.89%	—	93,330
						307,427	513,418

(1)	Skandinavinska Enskilda Banken AB (publ)
(2)	Commonwealth Bank of Australia
(3)	The Group terminated the swap agreement on May 8, 2014 by paying its fair value on that date being $1,501 plus accrued interest of $199. The cumulative loss of $1,113 from the period that hedging was effective was recycled to the profit or loss in the nine month period ended September 30, 2014 (three month period ended September 30, 2014: nil).
(4)	The Group decreased the notional amount of the swap agreement by $21,935 on May 8, 2014 by paying the fair value of the reduced amount on that date being $512 plus accrued interest of $73. The cumulative loss of $356 from the period that hedging was effective was recycled to the profit or loss in the nine month period ended September 30, 2014 (three month period ended September 30, 2014: nil). Subsequently, the hedge accounting for the remaining portion was discontinued.
(5)	The fixed interest rate is agreed at 0.66% until September 2016 and at 2.89% from September 2016 to September 2018.

For the three and nine months ended September 30, 2014, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments amounting to $2,200 gain and $2,375 loss, respectively, has been recognized in Other comprehensive income (September 30, 2013: $2,108 loss and $4,958 gain for the three and nine month period, respectively).

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2013	September 30, 2014
GAS-eight Ltd.	SEB	Feb 2012	Mar 2014	Mar 2021	2.26%	43,500	42,289
GAS-eight Ltd.	ING Bank N.V.	Feb 2012	Mar 2014	Mar 2021	2.26%	43,500	42,289
GAS-eight Ltd.	SEB	May 2012	Mar 2014	Mar 2021	2.05%	14,000	13,610
GAS-eight Ltd.	ING Bank N.V.	May 2012	Mar 2014	Mar 2021	2.05%	14,000	13,610
GAS-eight Ltd.	DNB Bank ASA	May 2012	Mar 2014	Mar 2021	2.05%	14,000	13,610
GAS-eight Ltd.	CBA	May 2012	Mar 2014	Mar 2021	2.06%	14,000	13,610
GAS-one Ltd. (1)	Danish Ship Finance	Oct 2011	Nov 2011	May 2020	2.10%	72,936	69,621
GAS-one Ltd. (1)	Danish Ship Finance	June 2013	Aug 2013	May 2020	2.03%	63,217	60,343
GAS-three Ltd.(1)	DNB bank ASA	April 2012	Jan 2013	Jan 2018	1.45%	90,234	84,219
GAS-four Ltd. (1)	DNB bank ASA	April 2012	Mar 2013	Mar 2018	1.50%	90,234	84,219
GAS-six Ltd. (1)	ABN-AMRO Bank	May 2012	July 2013	July 2019	1.72%	62,566	59,765
GAS-seven Ltd.(1)	Credit Suisse AG	Mar 2012	Nov 2013	Nov 2020	2.23%	108,000	103,500
GAS-five Ltd. (2)	Nordea Bank Finland	Nov 2011	May 2013	May 2018	1.96%	—	48,225
GAS-two Ltd. (2)	CBA	Sept 2013	Feb 2014	April 2018	1.69%	—	32,500
						630,187	681,410

(1)	In 2013, hedge accounting for these interest rate swaps was discontinued because the effectiveness criteria were not met. The amount of the cumulative loss from the period that the hedges were effective, that was recycled to profit or loss for the three and nine months ended September 30, 2014 was $820 and $1,651, respectively (for the three and nine months ended September 30, 2013 was $579 and $1,958, respectively).
(2)	In 2014, hedge accounting for this interest rate swaps was discontinued because the effectiveness criteria were not met. The amount of the cumulative loss from the period that the hedges were effective, that was recycled to profit or loss for the three and nine months ended September 30, 2014 was $95 and $120, respectively (three and nine months ended September 30, 2013: nil).

The derivative instruments listed above were not designated as cash flow hedging instruments as of September 30, 2014. The change in the fair value of these contracts for the three and nine months ended September 30, 2014 amounted to a net gain of $5,227 and to a net loss $2,248, respectively (for the three and nine months ended September 30, 2013 amounted to a net loss of $2,219 and a net gain of $15,570, respectively), which was recognized against earnings in the period incurred and is included in Gain/(loss) on swaps.

F-14

Cross currency swap agreements (“CCS”)

The Group enters into CCSs which convert the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a fixed interest rate and principal on maturity in order to hedge the Group’s exposure to fluctuations deriving from its senior unsecured notes.

In June 2013, GasLog entered into three CCSs to exchange interest payments and principal on maturity on the same terms as the initial NOK 500,000 bond (Note 5) thereby hedging the variability of the USD functional currency equivalent cash flows on the bond.

In April 2014, GasLog entered into three CCSs to exchange interest payments and principal on maturity on the same terms as the additional NOK 500,000 bond issued in 2014 (Note 5) thereby hedging the variability of the USD functional currency equivalent cash flows on the bond.

The CCSs qualified as cash flow hedging instruments for accounting purposes.

The principal terms of the CCSs were as follows:

						Notional Amount

Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2013	September 30, 2014
GasLog Ltd.	DNB bank ASA	June 2013	June 2013	June 2018	7.40%	27,732	27,732
GasLog Ltd.	SEB	June 2013	June 2013	June 2018	7.41%	27,731	27,731
GasLog Ltd.	Nordea Bank Finland	June 2013	June 2013	June 2018	7.43%	27,743	27,743
GasLog Ltd.	DNB bank ASA	April 2014	May 2014	June 2018	5.99%	—	27,871
GasLog Ltd.	SEB	April 2014	May 2014	June 2018	5.99%	—	27,871
GasLog Ltd.	Nordea Bank Finland	April 2014	May 2014	June 2018	5.99%	—	27,871
						83,206	166,819

For the three and nine months ended September 30, 2014, the effective portion of changes in the fair value of CCSs amounting to a loss of $6,772 and $12,280 loss, respectively, has been recognized in Other comprehensive income (for the three and nine months ended September 30, 2013 amounted to a gain of $391 and a loss of $1,742 respectively). Additionally, for the three and nine months ended September 30, 2014, a gain of $7,782 and $10,528, respectively, was reclassified to profit or loss to offset the amount recognized in profit or loss for the retranslation of the bonds in U.S. dollars as of September 30, 2014 (for the three and nine months ended September 30, 2013 a loss of $980 and $224, respectively).

Fair value measurements

The fair value of the interest rate swaps at the end of reporting period was determined by discounting the future cash flows using the interest rate yield curves at the end of reporting period and the credit risk inherent in the contract. The fair value of the CCSs at the end of the reporting period was determined by discounting the future cash flows that are estimated based on forward exchange rates and contract forward rates, discounted at a rate that reflects the credit risk of the counterparties. The Group uses its judgment to make assumptions that are mainly based on market conditions for the estimation of the counterparty risk and the Group’s own risk that are considered for the calculation of the fair value of the interest rate and cross currency swaps. The interest rate swaps and CCSs meet Level 2 classification, according to the fair value hierarchy as defined by IFRS 13. There were no financial instruments in Levels 1 and 3 and no transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the Levels, provided by IFRS 13 are based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

11. Financial Costs and Loss/gain on Swaps

An analysis of financial costs and gain/loss on swaps is as follows:

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014
Amortization of deferred loan issuance costs	988	1,873	2,482	7,712
Interest expense on loans and cash flow hedges	6,248	12,787	12,765	31,230
Interest expense on bond and CCSs	1,576	2,856	1,628	6,677
Other financial costs including bank commissions	192	215	507	1,469
Total financial costs	9,004	17,731	17,382	47,088

Realized loss on interest rate swaps held for trading	1,458	2,958	4,100	7,653
Unrealized loss/(gain) on interest rate swaps held for trading (Note 10)	2,219	(5,227)	(15,570)	2,248
Loss at inception	—	—	317	—
Recycled loss of cash flow hedges reclassified to profit or loss (Note 10)	579	915	1,958	3,240
Ineffective portion on cash flow hedges	28	(51)	(9)	151
Total loss/(gain) on swaps	4,284	(1,405)	(9,204)	13,292
F-15

12. Share-Based Payments

On May 17, 2013, GasLog Ltd. granted to executives, managers and certain employees of GasLog Ltd. and GasLog LNG Services Ltd., Restricted Stock Units (“RSU”) and Stock Appreciation Rights (“SAR”) in accordance with its 2013 Omnibus Incentive Compensation Plan (the “Plan”). The RSUs will vest on April 29, 2016 while the SARs will vest incrementally with one-third of the SARs vesting on each of April 29, 2014, 2015 and 2016. The compensation cost for the SARs is recognized on an accelerated basis as though each separately vesting portion of the SARs is a separate award. Prior to the exercise date the holders will not have any voting rights and will not be entitled to dividends or other distributions.

The terms of the Plan and the assumptions for the valuation of RSUs and SARs have been disclosed in Note 18 “Share-Based Payments” in the annual audited consolidated financial statements for the year ended December 31, 2013.

On April 1, 2014, GasLog Ltd. granted to executives, managers and certain employees of GasLog Ltd. and GasLog LNG Services Ltd., 76,251 RSUs and 286,746 SARs in accordance with its 2013 Plan. The RSUs will vest on March 31, 2017 while the SARs will vest incrementally with one-third of the SARs vesting on each of March 31, 2015, 2016 and 2017. The compensation cost for the SARs is recognized on an accelerated basis as though each separately vesting portion of the SARs is a separate award. Prior to the exercise date the holders will not have any voting rights and will not be entitled to dividends or other distributions.

Awards	Number	Grant date	Expiry date	Exercise price	Fair value at grant date
RSUs	76,251	April 1, 2014	March 31, 2017	n/a	22.58
SARs	286,746	April 1, 2014	March 31, 2024	24.00	6.0035

 In accordance with the terms of the Plan, there are only service condition requirements. The awards will be settled in cash or in shares which is at the sole discretion of the compensation committee of the board of directors and hence these have been treated as equity settled as the Group has no present obligation to settle in cash. The amount to be settled for each SAR exercised is computed in each case, as the excess, if any, of the fair market value (the closing price of shares) on the exercise date over the exercise price of the SAR.

The fair value of the SARs has been calculated based on the Modified Black-Scholes-Merton method. Expected volatility was based on historical share price volatility. The expected dividend is based on management’s expectations of future payments on the grant date. The significant assumptions used to estimate the fair value of the SARs is set out below:

Inputs into the model
Grant date share closing price	$24.00
Exercise price	$24.00
Expected volatility	29.42%
Expected term	6 years
Risk-free interest rate for the period similar to the expected term	2.03%

The fair value of the RSUs was determined by using the grant date closing price of $24.00 per share and adjusting for the effect of the expected dividends which holders of RSUs are not entitled using a risk-free interest rate of 0.91% for the three years until the expiry of the RSUs which resulted in a fair value of $22.58 per RSU.

Movement in RSUs and SARs during the period

The summary of RSUs and SARs is presented below:

	Number of awards	Weighted average exercise price per share	Weighted average remaining term	Aggregate fair value
RSUs
Outstanding as of January 1, 2014	64,792	—	2.33	774
Granted during the period	76,251	—	—	1,722
Forfeited during the period	(1,374)	—	—	(31)
Outstanding as of September 30, 2014	139,669	—	2.33	2,465
SARs
Outstanding as of January 1, 2014	325,943	13.26	2.33	774
Granted during the period	286,746	24.00	—	1,722
Exercised during the period	(20,614)	13.26	—	(49)
Forfeited during the period	(1,722)	24.00	—	(10)
Outstanding as of September 30, 2014	590,353	18.45	2.28	2,437

As of September 30, 2014, 88,027 SARs have been vested but not exercised.

The total expense recognized in respect of equity-settled employee benefits for the three and nine months ended September 30, 2014 was $560 and $1,284, respectively (for the three and nine months ended September 30, 2013 $184 and $309, respectively).

13. Segment Reporting

Beginning on January 1, 2014, due to the growth in owned fleet, the decrease in revenues and profit earned by GasLog LNG Services Ltd. as a percentage of consolidated revenue and profit, and the acquisition of six of the vessels that were under our technical management (Note 4), the Group’s chief operating decision maker (the “CODM”) being the Chief Executive Officer, reviews the Group’s operating results on a consolidated basis. As of December 31, 2013, the Group had two operating segments as the CODM was making decisions about allocating resources and assessing performance on the base of the vessel ownership and the vessel management segments.

14. Earnings per Share (“EPS”)

Basic earnings per share was calculated by dividing the net profit for the period attributable to the owners of the common shares by the weighted average number of common shares issued and outstanding during the period.

F-16

Diluted earnings per share is calculated by dividing the profit for the period attributable to the owners of the Group by the weighted average number of all potential ordinary shares assumed to have been converted into common shares, unless such potential ordinary shares have an antidilutive effect.

The following reflects the earnings and share data used in the basic and diluted earnings per share computations:

	Three months ended
	September 30, 2013	September 30, 2014
Basic earnings per share
Profit for the period attributable to owners of the Group	9,161	25,499
Weighted average number of shares outstanding, basic	62,863,166	80,931,590
Basic earnings per share	0.15	0.32
Diluted earnings per share
Profit for the period attributable to owners of the Group used in the calculation of diluted earnings per share	9,161	25,499
Weighted average number of shares outstanding, basic	62,863,166	80,931,590
Dilutive potential ordinary shares	14,690	206,881
Weighted average number of shares used in the calculation of diluted earnings per share	62,877,856	81,137,439
Diluted earnings per share	0.15	0.31

The Group excluded the dilutive effect of 285,024 SARs in calculating diluted EPS for the three months ended September 30, 2014, as they were anti-dilutive (September 30, 2013: 325,943 SARs).

	Nine months ended
	September 30, 2013	September 30, 2014
Basic earnings per share
Profit for the period attributable to owners of the Group	35,484	33,324
Weighted average number of shares outstanding, basic	62,863,166	78,007,241
Basic earnings per share	0.56	0.43
Diluted earnings per share
Profit for the period attributable to owners of the Group used in the calculation of diluted earnings per share	35,484	33,324
Weighted average number of shares outstanding, basic	62,863,166	78,007,241
Dilutive potential ordinary shares	—	175,676
Weighted average number of shares used in the calculation of diluted earnings per share	62,863,166	78,182,917
Diluted earnings per share	0.56	0.43

The Group excluded the dilutive effect of 285,024 SARs and 74,877 RSUs in calculating diluted EPS for the nine months ended September 30, 2014, as they were anti-dilutive (September 30, 2013: 325,943 SARs and 64,792 RSUs).

15. Subsequent Events

On October 23, 2014, GasLog received a waiver letter from DNB Bank ASA, acting as agent of the loan facility of GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd., relating to the failure of GAS-nine Ltd. and GAS-ten Ltd. to secure relevant charter parties as required by the aforementioned loan facility. The waiver permits (subject to proper documentation being executed) the drawdown of the relevant tranches notwithstanding that the charter arrangements have not been secured.

On November 12, 2014, the Partnership’s vessel owning subsidiaries signed the New Credit Facility for up to $450,000 with Citibank, Nordea Bank Finland plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Ensklida Banken AB and BNP Paribas to refinance the existing debt facilities of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd., pursuant to the commitment and coordination letter with Citibank dated August 5, 2014 (Note 5). The obligations under the New Credit Facility are secured by a first priority mortgage over each of the Partnership’s vessel owning subsidiaries’ vessels and are guaranteed by the Partnership and GasLog Partners Holdings LLC. On November 19, 2014, in connection with the refinancing, GasLog was released from its guarantee of the borrowers’ obligations under the Partnership’s existing facilities and is not a guarantor under the New Credit Facility. The Partnership and GasLog Partners Holdings LLC were also released from their guarantees of the obligations of the existing facility of GAS-eighteen Ltd.

On November 14, 2014, GasLog signed an amendment to its NOK bond agreement to revise the covenants to reflect GasLog’s growth and the anticipated growth of the MLP. Under the amended agreement (a) GasLog is permitted to make distributions (which include share buybacks) up to an aggregate maximum, for the years 2014, 2015, 2016, 2017 and 2018 of $0.70/share, $1.00/share, $1.10/share, $1.20/share and $1.30/share, respectively, provided that total indebtedness divided by total capitalization (giving pro forma effect for the distribution) does not exceed 67.5% immediately after the distribution is made, the ratio of EBITDA over debt service obligations on a trailing 12 months’ basis ending the quarter immediately prior to that in which the distribution is made is no less than 115.0% and no event of default would result from such distribution, (b) the amount of debt or committed debt availability that GasLog provides to the MLP cannot exceed $75,000, and (c) GasLog has agreed to pay a one-time fee of 1.0% of the face value of the Bond.

On November 19, 2014, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on December 5, 2014 to shareholders of record as of December 1, 2014.

F-17